SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2004

ITV plc
(successor to Carlton Communications plc)
(Translation of registrant’s name into English)

The London Television Centre, Upper Ground
London SE1 9LT
England
(Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ______

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

           Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

           If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

           1.   Summary of the Schemes of Arrangement and Merger

                      Effective on February 2, 2004, (the “Effective Date”), Carlton Communications Plc, a public limited company incorporated in England and Wales (“Carlton”), and Granada plc, a public limited company incorporated in England and Wales (“Granada”), were acquired by ITV plc, a company newly incorporated in England and Wales (“ITV”), pursuant to inter-conditional schemes of arrangement effected by Carlton and Granada (each a “Scheme of Arrangement”, and together, the “Schemes of Arrangement”) and approved by the High Court of Justice in England (the “High Court”) in accordance with Section 425 of the Companies Act 1985 of the United Kingdom (the “Merger”). The Schemes of Arrangement were effected pursuant to a Merger Agreement, dated October 16, 2002, between Carlton and Granada.

                      Under the Carlton Scheme of Arrangement, the issued and outstanding ordinary shares, nominal value 5p per share of Carlton (the “Carlton Ordinary Shares”), were cancelled and 1.9386 ordinary shares, nominal value 10p per share, of ITV (the “ITV Ordinary Shares) and 0.1835 convertible shares, nominal value 10p per share, of ITV (the “ITV Convertible Shares) were issued and paid to the former holders of the Carlton Ordinary Shares in respect of each cancelled Carlton Ordinary Share. On completion of the Merger, holders of Carlton Ordinary Shares received approximately 32% of the issued ordinary share capital of ITV. This will potentially increase to 34% in 2006 conditional on the achievement over a prescribed period of a share price for the ITV Ordinary Shares of 140 pence (implying the achievement of a Carlton Ordinary Share price equivalent to 271 pence on the basis of 1.9386 ITV Ordinary Shares for each Carlton Ordinary Share) and on achievement of an earnings target for the ITV Ordinary Shares for the 12 months ending September 2005 equal to or greater than 6.26 pence per share. This will be effected through the ITV Convertible Shares that were issued to holders of Carlton Ordinary Shares on completion of the Merger. The ITV Convertible Shares will convert into ITV Ordinary Shares on a one for one basis (subject to adjustment in certain circumstances) if the above conditions are satisfied.

                      Under the Granada Scheme of Arrangement, the issued and outstanding ordinary shares, nominal value 10p per share of Granada (the “Granada Shares”), were cancelled and one ITV Ordinary Share was issued to the former holders of Granada Shares in respect of each cancelled Granada Share. On completion of the Merger, Granada shareholders received approximately 68% of the issued ordinary share capital of ITV, potentially reducing to 66% in 2006 if the ITV Convertible Shares convert into ITV Ordinary Shares, as described above. In addition, the holders of Granada Shares on the register of members of Granada as of January 28, 2004 received a total of approximately £200 million in cash following completion of the Merger.

                      The Schemes of Arrangement were approved at separate meetings of Carlton and Granada shareholders convened at the direction of the High Court on January 13, 2004. The Schemes of Arrangement were also approved at extraordinary general meetings of Carlton and Granada shareholders held immediately after their respective High Court meetings. On January 30, 2004 the High Court sanctioned the Schemes of Arrangement on the hearing of petitions seeking such sanction and at which hearing such court considered, among other matters, the fairness of the terms and conditions of the Schemes of Arrangement, all in accordance with the relevant provisions of the Companies Act 1985 of the United Kingdom.

                      The last day of dealings in Carlton Ordinary Shares and Granada Shares on the London Stock Exchange was January 30, 2004. The first day of dealings in ITV Ordinary Shares and ITV Convertible Shares on the London Stock Exchange was February 2, 2004. On February 2, 2004, as of the opening of business in New York, the listing of the Carlton ADSs on the NASDAQ was also cancelled. The last day of dealings in Carlton ADSs on the NASDAQ National Market was be January 30, 2004. It is not anticipated that a new American Depository Receipt Program will be established by ITV plc following the Merger.

                      The ITV Ordinary Shares issued to holders of Carlton Ordinary Shares and Granada Shares under the Schemes of Arrangement are exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof.

                      Upon completion of the Merger, the ITV Ordinary Shares and the ITV Convertible Shares will be deemed registered under Section 12(g) of the US Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12g-3 of such Act and ITV will be subject to the reporting requirements of the and will file reports and other information with the SEC as a successor registrant to Carlton in accordance with the Exchange Act. The reporting status of ITV under the Exchange Act will be kept under review. Carlton will cease to be subject to the reporting requirements of the Exchange Act and will cease to file reports and other information with the SEC.

           2.   Assumption of Carlton’s X-Caps by ITV

                      In connection with the Schemes of Arrangement and Merger, as of the Effective Date for the Merger, ITV succeeded to the rights and obligations of Carlton as successor issuer with respect to Carlton’s Exchangeable Capital Securities (the “X-CAPs”), $25 principal amount per X-CAP, under the terms of the indenture dated as of September 30, 1993 between Carlton and US Bank Trust National Association (formerly Morgan Trust Guaranty Company of New York), as trustee for the X-CAPs. This succession was effected through the First Supplemental Indenture dated as of January 29, 2004, among Carlton, ITV and US Bank Trust National Association pursuant to the terms of the original indenture.

           3.   ITV Fiscal Year

                      ITV has adopted a December 31 fiscal year end, consistent with ITV’s business cycle, and intends to adopt accounting policies consistent with those of Granada. In anticipation of the Merger and the adoption by ITV of a December 31 fiscal year end, Carlton changed its fiscal year end from September 30 to December 31 and intends to adopt from the date of the Merger accounting policies consistent with those of Granada in accordance with UK GAAP. ITV will file with the SEC no later than March 31, 2004, a transition report on Form 20-F with respect to Carlton’s results for the three month period ended December 31, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITV plc

Date: March 22, 2004	James Tibbitts Company Secretary